Exhibit (d)(24)

Schedule A

Dated September 24, 2020, as amended as of December 31, 2021

This Schedule A is hereby amended as of December 31, 2021, to reflect the completed internal reorganization of Nuveen Asset Management, LLC (“Nuveen”), pursuant to which NWQ Investment Management Company, LLC was combined with Nuveen, resulting in Nuveen taking over as sub-adviser with respect to the Destinations Equity Income Fund.

Fund:	Investment Strategy:	Fee (annual rate based on average daily net assets):
Destinations Global Fixed Income Opportunities Fund	Preferred Securities Opportunities	[REDACTED]
Destinations Equity Income Fund	Global Equity Income	[REDACTED]

THE ADVISER:

Brinker Capital Investments, LLC

/s/ Jason B. Moore
Name: Jason B. Moore
Title: Chief Solutions Officer

THE SUB-ADVISER:

Nuveen Asset Management, LLC

By:	/s/ Daniel Carey
Name: Daniel Carey
Title: Managing Director